

Mail Stop 3720

July 28, 2016

Michelle Rico
Chief Executive Officer
Yanex Group, Inc.
9830 6th Street, Suite 103
Rancho Cucamonga, California 91730

> **Re: Yanex Group, Inc.**
> **Form 8-K**
> **Filed July 5, 2016**
> **File No. 333-175146**

Dear Ms. Rico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.   Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between the company and its affiliates (including prior management), on one hand, and Proto-Script Pharmaceuticals, Corp. ("PSPC") and its affiliates, on the other, prior to the execution of the Share Exchange. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

Item 3.02. Unregistered Sales of Equity Securities, page 2

2.   It appears from the Share Exchange Agreement filed as Exhibit 10.01 that Ms. Michelle Rico was the sole shareholder of PSPC. Therefore, please clarify that the 30 million shares issued in the Share Exchange were issued to PSPC's sole shareholder, Ms. Michelle Rico.

Item 1. Business, page 4

3.   We note that you define "the Company" as Yanex Group, Inc. Please clarify your disclosures on page 4. In reference to Yanex Group, Inc., you state in the first paragraph on this page that "[you] were founded in the State of Nevada on November 18, 2010." In reference to PSPC, you also state, however, that "the Company was incorporated under the laws of the State of California."

4.   We note the disclosure in Note 7 to the financial statements of PSPC that PSPC was awarded a contract by the Center for Medicare & Medicaid Services that begins on July 1, 2016 and expires on December 31, 2108. Please update your disclosure to discuss the material terms of the contract. File this material contract as an exhibit.

5.   Please expand your second paragraph to disclose that you are accounting for the transaction as a reverse merger and describe the accounting.

Item 1A. Risk Factors
Risks Related to Ownership of Our Securities, page 11

6.   Consider adding a risk factor informing investors that a large portion of your shares are held by the sole director and officer of the company and that, as a result, investors may have limited influence on the company's corporate governance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

7.   Please remove the references in the introductory paragraph to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These sections do not apply to forward-looking statements made by issuers who issue penny stock. Refer to Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

8.   Since the shareholders of PSPC obtained control of the company, and the company's business has shifted to the business of PSPC, please discuss the results of operations, and liquidity and capital resources of PSPC for all periods presented.

9.   Please disclose the critical accounting policy of PSPC.

Item 9. Market Price of and Dividends of the Restraint's Common Equity and Related Stockholder Matters, page 19

10.   Please provide all information required by Item 201 of Regulation S-K. For example, provide information regarding market information for the company's shares and holders of the company's shares.

11.   We note that the company's common stock is not registered under Section 12 of the Exchange Act and that you incurred a reporting obligation under Section 15(d) upon effectiveness of your Form S-1 on August 3, 2011. It appears from the disclosure in your Forms 10-K for fiscal years 2013 through 2015 that the company has never had more than 300 record holders of its common stock. As a result, it appears that your reporting obligation under Section 15(d) has been automatically suspended since the beginning of fiscal year 2013 and that you have been voluntarily filing reports with the SEC. If this is true, please provide risk factor disclosure that you do not have a reporting obligation and discuss the resultant risks to investors. In addition, please indicate on the cover page of any future periodic reports that you do not have a reporting obligation under Section 13 or Section 15(d) of the Exchange Act.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

12.   It is disclosed in the company's Form 10-K filed May 24, 2016, that Mr. Leonardo Correa Rodriguez beneficially owned 2,578,000 shares as of May 18, 2016, which would constitute more than five percent of the company's currently outstanding shares as of the date of your Form 8-K. Please confirm that there are no beneficial holders of more than five percent of the company's common shares other than Ms. Michelle Rico.

Item 5. Directors and Executive Officers, page 15

13.   Please disclose all positions held by Ms. Michelle Rico in the company and provide a cross-reference to her biography under Item 5.02 on page 3. Refer to Item 401 of Regulation S-K.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence, page 18

14.   Please provide the disclosure required by Item 404 of Regulation S-K regarding the loans to your CEO disclosed in Note 4 to the financial statements of PSPC.

15.   We note the disclosure in Note 5 to the financial statements of PSPC that PSPC received funding from non-related parties and "[o]ne of the non-related parties purchased a controlling interest in a publicly traded company." Please explain to us the significance of this purchase and whether the transaction was related to the company's reverse merger

transaction. As appropriate, please provide the disclosure required by Item 404(c) of Regulation S-K regarding promoters and certain control persons.

Exhibit 99.1 Proto-Script Financial Statements

Note 4 – Loan to Stockholder, page 12

16.   We note your provision for loan to stockholder of $135,973. Please tell us where the provision is reflected in your consolidated statements of operations and why your accounting is appropriate. Refer to your basis in the accounting literature.

17.   We note you forgave the loan receivables due from the stockholder in compensation for serviced provided. In this regard, please tell us the reason for not recording such transaction as a compensation expense.

Note 7 – Subsequent Events, page 12

18.   Please tell us how the contract will substantially increase your revenues. In addition, tell us the value of the contract and whether the Medicare and Medicaid customers and/or the Center for Medicare & Medicaid Services are obligated to purchase your items.

Exhibit 99.2 Yanex Pro-Forma Financial Statements

19.   It appears that your fiscal year will continue to end on May 31. If so, please present the pro forma statements of operations for the year ended May 31, 2015 and the nine months ended February 28, 2016. If not, please disclose when your new fiscal year will end and revise your pro forma financial statements accordingly. Refer to Rule 11-02(c)(3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Staff Accountant, (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications